July 13, 2023

Li Xiao/ Kevin Kuhar

Tyler Howes/ Jason Drory

Securities and Exchange Commission

Division of Corporate Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	BioLingus (Cayman) Limited Registration Statement on Form F-1 Filed June 30, 2023 File No. 333-273093

Dear Messrs. Xiao, Kuhar, Howes and Drory,

On behalf of our client, BioLingus (Cayman) Limited (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 10, 2023. Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-1/A (the “Revised Registration Statement”) and the related exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

* * *

Registration Statement on Form F-1 filed June 30, 2023

Business

Our Products, page 87

1. We note your response to prior comment 3, including your revised disclosure beginning on page 88. Please revise your disclosure to revise your “Our Scope of Study” column to clarify the current status of your studies (e.g., planned, ongoing or completed).

Response:

Responsive to the Staff’s comments, we have revised the Company’s disclosure in the “Our Scope of Study” column on page 88 to clarify the current status of its studies.

The Company and its management also acknowledge that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law.

Very truly yours,

SICHENZIA ROSS FERENCE LLP

/s/ Benjamin Tan
Benjamin Tan Esq.

1185 Avenue of the Americas | 31st Floor | New York, NY | 10036

T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW